Exhibit 99.1

Dear IceCure Medical Ltd. Shareholder:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of IceCure Medical Ltd. (the “Company”), to be held on Thursday, August 6, 2026 at 5:00 p.m. Israel time, or at any adjournment or postponement thereof, by means of remote communication at the following link:

https://teams.microsoft.com/meet/367151342690026?p=x1Zl3LcmQtwBFjZyb2

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed notice of special general meeting of shareholders (the “Notice”). Our Board of Directors recommends that you vote “FOR” the proposal listed in the Notice.

Only shareholders of record at the close of business on Thursday, July 9, 2026, are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting, as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Ron Mayron
Ron Mayron
Chairman of the Board of Directors
July 2, 2026

ICECURE MEDICAL Ltd.
Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of IceCure Medical Ltd. (the “Company”) will be held on Thursday, August 6, 2026 at 5:00 p.m. Israel time, or at any adjournment or postponement thereof, by means of remote communication at the following link:

https://teams.microsoft.com/meet/367151342690026?p=x1Zl3LcmQtwBFjZyb2

The following matter is on the agenda for the Meeting:

To approve amendments to certain terms of series B warrants and series C warrants issued in a private placement.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” the above proposed resolution, which is described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on Thursday, July 9, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting, as detailed below.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement and a voting instruction form, together with a return envelope, will be sent to holders of ordinary shares, no par value, of the Company (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend.

Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Law, 5759-1999 (“Companies Law”) regulations (proxy and positions statements).

Shareholders registered directly with the transfer agent

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, to be the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Ms. Rotem Naim, Director of Finance of the Company, and/or Eyal Shamir, Chief Executive Officer of the Company, or to vote in person at the Meeting.

Beneficial Owners

If your shares are held through a bank, broker, or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct its bank, broker or nominee how to vote the shares held on its behalf at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Proposal No. 1 is considered a routine matter. Accordingly, if you do not provide voting instructions, your broker may exercise its discretion to vote your shares on Proposal No. 1. Nevertheless, we encourage you to provide voting instructions to your broker or other nominee.

Sincerely,
/s/ Ron Mayron
Ron Mayron
Chairman of the Board of Directors
July 2, 2026